Donald J. Kunz (313) 465-7454 Fax: (313) 465-7455 dkunz@honigman.com

June 12, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Johnny Gharib
James Peklenk
Sharon Blume
Jeffrey P. Riedler

Re:	Conifer Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted May 7, 2015
CIK No. 0001502292

Ladies and Gentlemen:

On behalf of Conifer Holdings, Inc. (the “Company”), this letter sets forth the responses of the Company to the comments contained in your letter, dated June 3, 2015, relating to the Draft Registration Statement on Form S-1 (CIK No. 0001502292) confidentially submitted on May 7, 2015 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting a revised Draft Registration Statement (the “Revised Draft Registration Statement”), which reflects the Company’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) and certain other updated information. The Company will also provide the Staff courtesy copies of the Revised Draft Registration Statement, marked to reflect the changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the initial filing), all page references herein correspond to the page of the Revised Draft Registration Statement.

General, page ii

1.              We note your statements, “Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information.” It is not appropriate to infer that you are not liable for statements included in your registration statement. Please revise your disclosure here and on page 37 to delete the statements referenced above.

The Company advises the Staff that it has deleted the referenced statements on page ii and page 39.

2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506

Detroit • Lansing • Bloomfield Hills • Ann Arbor • Kalamazoo

Prospectus Summary

Market Opportunity

Our Growth and Operating Strategies, page 3

2.              Notwithstanding your definitions of a hard and soft market in the Glossary of Industry and Other Terms section on page 134, please expand your disclosure in this section to provide a description of the differences between a hard insurance market and a soft insurance market when you first use these terms.

The Company advises the Staff that it has expanded the disclosure on page 3 to describe the differences between a hard insurance market and a soft insurance market.

Our Competitive Strengths, page 4

3.              We note that in limited circumstances you use “managing general agencies” to underwrite policies.  Please revise your disclosure in the second bullet point of this section to describe these “managing general agencies.”

The Company advises the Staff that it has revised the disclosure on page 4 to describe these managing general agencies.

Our Structure, page 5

4.              Please revise your organizational chart to include the 50% owner(s) of VAHI other than SIA.

The Company advises the Staff that it has revised the organizational chart on page 5 and page 93 to limit the chart to the Company’s material subsidiaries, as VAHI and Main Street Systems, Inc. together represent less than 1% of the Company’s revenues. The Company respectfully advises the Staff that discussion of these entities would add undue weight to these entities and would direct investor attention away from the Company’s core business.

5.              Please revise your organizational chart to more prominently display whether each of your subsidiaries is an insurance operating company or an agency.  Please also provide a brief explanation of the functions or operating activities of each subsidiary in the organizational chart or immediately following the chart.

The Company advises the Staff that it has revised the organizational chart on page 5 and page 93 to address the Staff’s comments and has added additional disclosure on pages 5 - 6 to briefly explain the functions or operating activities of each material subsidiary in the organizational chart.

Corporate Information, page 6

6.              Please file the lease agreement pertaining to your corporate headquarters as an exhibit.

The Company advises the Staff it has filed the lease agreement and amendments pertaining to its corporate headquarters as Exhibit 10.3.

Risk Factors

7.              We note your disclosure on page 120 that your amended and restated bylaws will contain an exclusive forum provision which states that the courts of the State of Michigan located in Oakland County and the United States District Court for the Eastern District of Michigan will be the exclusive forum for any derivative action or proceeding brought on the company’s behalf, any action asserting a claim of breach of fiduciary duty owed by any of the company’s directors, officers or employees to the company or its shareholders, any action asserting a claim against the company arising pursuant to the MBCA or any actions asserting a claim otherwise governed by the State of Michigan’s internal affairs doctrine.  Please include an appropriately titled risk factor disclosing that your amended and restated bylaws will include the exclusive forum provision described above.  Please also highlight that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for the disputes listed above and may discourage lawsuits with respect to such claims.

The Company advises the Staff that it has expanded the disclosure on pages 36 - 37 to include a risk factor regarding the exclusive forum provision.

Risks Related to Our Business and Industry

A decline in our financial strength rating may result in a reduction of new. . . page 12

8.              Please revise your disclosure in this risk factor to provide a description of the A.M. Best rating structure and what a rating of B++ for CIC and a rating of B+ for WPIC says about the condition of these subsidiaries.

The Company advises the Staff that it has revised the disclosure on page 13 to provide a description of the A.M. Best rating structure and the Demotech rating structure and what these ratings say about the condition of its subsidiaries.

9.              Please expand your disclosure in this risk factor to provide the ratings for ACIC.

The Company advises the Staff that ACIC is not rated by A.M. Best. The Company further advises the Staff that it has expanded the disclosure on page 13 to include Demotech’s ratings for ACIC.

10.       We note that the last sentence of this risk factor cross-references to a subsection entitled “Ratings” located under the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations; however, no such Ratings subsection appears to exist. Please revise your cross reference accordingly.

The Company advises the Staff that it has deleted the cross reference.

Our investment portfolio is subject to significant market and credit risks, which could . . ., page 13

11.       Please expand the second paragraph of this risk factor to disclose the weighted interest rate of your fixed income portfolio during the last completed fiscal year.

The Company advises the Staff that it has expanded the second paragraph of the risk factor on page 14 to disclose the weighted interest rate of its fixed income portfolio during the last completed fiscal year.

Our actual incurred losses may be greater than our loss and loss adjustment expense . . ., page 15

12.       Please provide an additional bullet point discussing how the difficulties of estimating IBNR losses contribute to the overall difficulty of estimating loss reserves.

The Company advises the Staff that it has expanded the disclosure on page 17 to add a bullet point discussing how the difficulties of estimating IBNR losses contribute to the overall difficulty of estimating loss reserves.

Any debt service obligations will reduce the funds available to other business. . ., page 16

13.       The title of this risk factor makes reference to risks associated with debt service obligations and the terms and covenants associated with your current or future indebtedness; however, your risk factor discussion does not address either of these items.  Please expand your risk factor to describe your payment obligations under your current revolving line of credit and two term loans and the terms and covenants relating to your current indebtedness and how they could adversely impact your financial performance, liquidity and operating and financial flexibility.

The Company advises the Staff that it has expanded the disclosure on page 17 to describe its payment obligations under its current revolving line of credit arrangement and two term loans and the terms and covenants relating to its current indebtedness and how they could adversely impact its financial performance, liquidity and operating and financial flexibility.

Use of Proceeds, page 38

14.       Please revise your disclosure to provide the amount of proceeds that will be used for each purpose listed in the second paragraph of this section.  Please make confirming revisions in the other areas of your prospectus where you provide a discussion of how proceeds from this offering will be used.

The Company advises the Staff that it has revised the disclosures on pages 8, 40, 42 and 78 to indicate that some amounts are not yet known, but will be disclosed in future filings.

15.       With regard to the portion of proceeds to be used to pay down your senior debt, if such indebtedness was incurred within one year, please describe the use of the proceeds of such indebtedness other than short-term borrowing used for working capital.  Please see Instruction 4 to Item 504 of Regulation S-K for guidance.

The Company advises the Staff that it has revised the disclosure on page 40 to describe the use of proceeds of such indebtedness.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 50

16.       We note that in the second paragraph of this section, you provide information regarding your commercial lines.  Please add a paragraph immediately following the second paragraph which provides the same information for your personal lines.

The Company advises the Staff that it has revised the disclosure on page 55 to provide the same information with respect to its personal lines.

17.       In the third full paragraph on page 51, you state that you implemented significant modifications to your underwriting guidelines, removed unprofitable agents, eliminated certain broad coverage forms, as well as raised rates for your Midwest homeowner policies.  Please expand your disclosure to describe the modifications to your underwriting guidelines, describe which broad coverage forms you eliminated and describe the rate increases you implemented.

The Company advises the Staff that it has revised the disclosure on page 55 to describe the modifications it made to its underwriting guidelines, the broad coverage forms it eliminated, and the rate increases it implemented.

Premiums, page 53

18.       Please provide the meaning and significance of “quota share reinsurance arrangements” the first time you reference them in this section.

The Company advises the Staff that it has revised the disclosure on page 56 to provide the meaning and significance of quota share reinsurance arrangements.

Losses and Loss Adjustment Expenses, page 54

19.       Your “Losses and Loss Adjustment Expenses” increased significantly from $15.8 million in FY 2013 to $40.7 million in FY 2014.  You state that the increase “was mainly the result of higher losses in Midwest homeowners, and, personal automobile products.”  Please expand your disclosure to explain in more detail the underlying reasons for the increased losses and their related costs.  For example, if there are specific catastrophic events that occurred in the Midwest please identify those and quantify the related losses.  Further, while you have quantified weather-related and underwriting losses, these items only make up $13.7 million of the total $24.9 million increase in losses.  Revise as necessary to explain the remaining increase in losses.

The Company advises the Staff that it has revised the disclosures on page 66 to provide additional disclosure regarding the increase in its loss and loss adjustment expenses from FY 2013 to FY 2014.

20.       In addition to the above, revise to explain in more detail your statement that “the 2014 results were largely driven by the commercial lines accident year loss ratio of 59.5% offset by personal lines at 88.7%.”

The Company advises the Staff that it has revised the disclosures on page 66 to add additional detail to the referenced statement.

21.       In the fourth paragraph of this section, please revise the second sentence of the paragraph to describe the reasons for the decrease in your specialty homeowners loss ratio in 2014.  In this regard, we note that references to a “significant decrease in the rate of your reinsurance,” and “greater efficiencies of scale achieved in your reinsurance procurement” in the second sentence of this paragraph provide a vague explanation of the decrease.

The Company advises the Staff that it has revised the disclosures on page 66 to describe the reasons for the decrease in its specialty homeowners loss ratio in 2014 and to provide additional detail.

Business

Our History, page 81

22.       In the fourth paragraph of this section, you discuss the formation of a pure captive insurance company domiciled in the District of Columbia called Red Cedar Insurance Company which allows you to take a mezzanine layer of reinsurance exclusively for CIC and WPIC.  Please expand your disclosure to explain the function of a “pure captive insurance company” and what you mean by taking a “mezzanine layer” of reinsurance.

The Company advises the Staff that it has expanded the disclosures on page 92 to explain the function of a pure captive insurance company and to describe the referenced mezzanine layer of reinsurance.

Ratings, page 99

23.       Please expand your disclosure regarding your ratings to describe the full rating structure for AM Best and Demotech and what your subsidiaries’ ratings by each agency says about their condition.  Also, please disclose how changes in ratings have affected or could affect liquidity or your ability to write new policies.

The Company advises the Staff that it has revised the disclosures on page 110 to (i) describe the full rating structure for AM Best and Demotech, (ii) disclose what these ratings say about each subsidiary’s condition, and (iii) how changes in rating have affected and could affect liquidity and the ability to write new policies.

Management

Conifer Holdings, Inc. 2015 Omnibus Plan (the “2015 Omnibus Plan”), page 107

24.       In the first paragraph of this section, you state that the 2015 Omnibus Plan has been filed as an exhibit to the registration statement; however, your exhibit index does not have the plan listed as an exhibit. Please file the 2015 Omnibus Plan as an exhibit to the registration statement.

The Company advises the Staff that it has revised the exhibit list and filed the 2015 Omnibus Plan as Exhibit 10.2 to the registration statement.

Other Comments

25.       We note that you have still not filed a number of additional exhibits.  Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

The Company advises the Staff that it has filed all exhibits that are currently in final form.  The Company further advises the Staff that its Amended and Restated Articles of Incorporation and Amended and Restated Bylaws will be filed as exhibits in subsequent filings.

26.       Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company advises the Staff that the Company does not expect to use additional graphics in its prospectus. However, in the event the Company does add additional graphics, it will provide such graphics to the Staff prior to its first use.

27.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it will supplementally provide the Staff with copies of any such written communications, whether or not potential investors retained copies of the communications.

If you have any questions or comments concerning this response or the Revised Draft Registration Statement, please do not hesitate to call Donald J. Kunz at (313) 465-7454 or Jeffrey H. Kuras at (313) 465-7446.

Yours sincerely,

/s/ Donald J. Kunz

Donald J. Kunz

Cc:	Conifer Holdings, Inc.
James G. Petcoff
Brian J. Roney